Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 20, 2008 at 11:30 am

AMER SPORTS 2009 FINANCIAL CALENDAR

Amer Sports' results for the year ending December 31, 2008 will be published on Thursday, February 5, 2009 and the 2008 Annual Report & Accounts during the week February 23.

The Amer Sports Annual General Meeting will be held on Thursday, March 5, 2009 at the Company's headquarters in Helsinki. An announcement regarding the AGM resolutions will be released immediately following the meeting.

In 2009, Amer Sports will publish its interim results as follows:
- for the January to March period, on Tuesday, April 28
- for the January to June period, on Thursday, August 6
- for the January to September period, on Thursday, October 29

[redacted]

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
NASDAQ OMX
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic, Suunto, Mavic and Arc'teryx. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

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Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
November 24, 2008 at 5:20 pm

NOTIFICATION OF CHANGE IN SHAREHOLDING UNDER THE FINNISH SECURITIES MARKET ACT

Amer Sports Corporation has received information to the effect that the Danske Bank A/S Helsinki Branch's (1078693-2) share capital and voting rights of Amer Sports are still over one-twentieth (1/20) due to derivative contract transaction agreements which were completed on November 24, 2008.

The Danske Bank A/S Helsinki Branch has completed derivative contract transaction agreements on November 24, 2008 that will, according to their current schemes, mature in December 2008. If materialized, the ownership of Danske Bank A/S's Helsinki Branch will fall under one-twentieth (1/20) no earlier than December 29, 2008.

The Danske Bank A/S Helsinki Branch now owns 7,000,000 shares, which represent 9.58% of the company's share capital and voting rights.

Amer Sports capital consists of 73,045,551 shares in issue.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
NASDAQ OMX
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic, Suunto, Mavic and Arc'teryx. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END